

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via E-mail</u>
Mr. Steven Nichols
Chief Executive Officer
K•Swiss Inc.
31248 Oak Crest Drive
Westlake Village, CA 91361

   Re: **K•Swiss Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 17, 2012
     Form 10-Q for Fiscal Quarter Ended September 30, 2012
     Filed November 1, 2012
     File No. 000-18490

Dear Mr. Nichols:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ James Lopez (for)

         John Reynolds
         Assistant Director